                                               [LOGO OF CORESTATES APPEARS HERE]


       Contact       Gary Brooten or Gregg Feistman
                             (215) 973-3546


       For Release   Immediately Upon Receipt



              CoreStates Reports Record Earnings in Third Quarter


            Philadelphia, October 19, 1994--CoreStates Financial Corp today reported third quarter net income of $104,221,000 or 74 cents per share, a per share improvement of 12% from $96,081,000 or 66 cents per share in the third quarter of 1993.

            The 1994 earnings were a new quarterly record, and the regional banking services company continued to improve upon its strong performance ratios of recent years. Return on average assets was 1.50% and return on average equity was 18.91%, up from 1.38% and 17.09%, respectively, a year earlier.

            Year-to-date earnings, excluding all closing costs related to CoreStates acquiring Constellation Bank in the first quarter and Independence Bancorp in the second quarter, were $2.14 per share for 1994, compared to $1.84 per share a year earlier. Including the closing costs, the 1994 nine-months' net income was $133,887,000 or 97 cents per share. All 1993 results are restated to reflect the pooling of interests with the two acquired banking companies.

            Terrence A. Larsen, chairman, said the third quarter results reflected continuing strength of the basic banking businesses in a challenging environment, and also demonstrated good progress toward achieving efficiencies from recent acquisitions.

                                     -more-


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            Compared with the 1993 third quarter results, Larsen said, sluggish growth in loans and flat revenues from fee-based services were offset by a strong net financial margin, an improved efficiency ratio and a better earning asset mix. Net interest income was up 4% from the 1993 third quarter but only slightly from the second quarter. Average assets were level for all three quarters, with growth in credit card and commercial finance outstandings offsetting sales of $230 million of assets in connection with the acquisitions. The net financial margin grew from 5.63% a year ago to 5.86%, best among regional banking companies in the second quarter, and 5.91% in the third quarter.

            Non-interest income was down year-to-year, reflecting a total of $22 million in one-time or acquisition-related items. These included a one-time gain of $11 million in the 1993 third quarter from the sale of branches in the Virgin Islands. They also include $6.5 million in one-time 1993 gains and 1994 losses and a $4.5 million decrease in ongoing non-interest revenues all of which result from acquisition-related business changes.

            Overall revenues from fee-based services were flat year-to-year, but income from CoreStates' joint venture, Electronic Payment Services, Inc., was up nearly $5 million as a result of the late 1993 restructuring of that investment. Except for international service fees, which have grown strongly over the last several quarters, fees also were flat or slightly down from the second quarter of 1994.

            On the expense side, CoreStates' efficiency ratio (expenses to revenues) was 60.96% for the third quarter, improved from 62.77% a year earlier. Total non-financial expenses were down $20 million, of

                                    -more-


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       which $10 million reflected a one-time charge in the third quarter of 1993 for structuring the new Transys business unit. Excluding that one-time item, expenses were down by 3.4% year-to-year.

            Non-performing assets at September 30 were $356.6 million, compared to $493.6 million at September 30, 1993 and $352.1 million at June 30, 1994. The slight increase from June 30 reflected ongoing general improvement offset by the addition of a single $25 million credit to the category.

            The consolidated provision for loan losses was $25 million, compared to $30 million in the year earlier quarter and unchanged from the regular provision in the second quarter of 1994. Net charge-offs were $22.4 million for the third quarter and $194.9 million for the first nine months of 1994, compared to $35.3 million and $86.2 million, respectively, in 1993. The consolidated reserve for loan losses at September 30 was $478 million, or 172% of non-performing loans.

            Consolidated total assets at September 30 were $27.0 billion, including $19.7 billion of loans. Consolidated total deposits were $19.5 billion.

            Shareholders' equity at September 30 was $2.2 billion, or 8.1% of total assets. The Tier 1 leverage ratio (Tier 1 or core capital as a percentage of quarterly average assets) was 7.9% for the quarter. Tier 1 capital at September 30 was 9.1% of risk-adjusted assets and total capital was 13.2% of risk-adjusted assets, compared to minimum regulatory requirements of 4% and 8% respectively.

            The one-time charges associated with the acquisitions were $195 million in the first quarter and $59 million in the second quarter.

                                      -30-


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                           CoreStates Financial Corp
                   (in thousands, except per share amounts)



                              Three Months Ended        Nine Months Ended
                                September 30,              September 30,
                             --------------------      --------------------
                               1994      1993(a)          1994     1993(a)
                             ---------  ---------      ---------  ---------

Income before cumulative
 effect of  a change in
 accounting principle         $104,221  $ 96,081       $137,317(b)  $267,753
                             =========  =========      ========     ========

Net income                    $104,221  $ 96,081       $133,887(c)  $254,743(d)
                             =========  =========      ========     ========

Per Share
- ---------

Income before cumulative
 effect of a change in
 accounting   principle          $0.74     $0.66          $0.97(b)     $1.84
                                 =====     =====          =====        =====

Net income                       $0.74     $0.66          $0.95(c)     $1.75(d)
                                 =====     =====          =====        =====

Average number of shares
 outstanding                   141,033   145,702        142,581      145,431
                               =======   =======        =======      =======


(a) Restated to include Constellation Bancorp which was acquired on March 16, 1994 and Independence Bancorp which was acquired on June 27, 1994. Both transactions were accounted for as a pooling of interests.

(b) Excluding after-tax merger-related charges of $127.8 million, or $0.89 per share, recorded in the first quarter of 1994 for the Constellation acquisition and $39.6 million, or $0.28 per share, recorded in the second quarter of 1994 for the Independence acquisition, selected financial results for the nine months of 1994 compared to the prior year follows:

                                                   1994             1993
                                                  ------           -------
     Income before cumulative effect of
      a change in accounting principle            $304,764         $267,753
     Per share                                       $2.14            $1.84

(c) Reflects Independence's writedown to fair value for certain mortgage securities deemed to be impaired under FASB's 1994 interpretation of FAS 115.

(d) Reflects the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112). As required under FAS 112, CoreStates recognized immediately the January 1, 1993 transitional liability of $20.0 million pre-tax, $13.0 million after-tax or 0.09 per share, as the cumulative effect of a change in accounting principle in the first quarter of 1993.



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